UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               NVE Corporation
                              (Name of Issuer)

                         common stock, $.01 par value
                         (Title of Class Securities)

                                 629445206
                               (CUSIP Number)

                              Mary E. Schaffner
                            Wells Fargo & Company
                               MAC N9305-173
                            Wells Fargo Center
                           Sixth and Marquette
                           Minneapolis, MN  55479
                               (612) 667-2367
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 28, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 2 of 10 pages


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners IV, LP

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS*

          SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      1,221,487

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,221,487

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             29.3%

12)        TYPE OF REPORTING PERSON

             PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!









                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 3 of 10 pages


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners, L.L.P.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS*

          SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      1,221,487

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,221,487

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             29.3%

12)        TYPE OF REPORTING PERSON

             PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!









                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 4 of 10 pages


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS*

          SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    109
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 109
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      1,221,487

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,221,596

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             29.3%

12)        TYPE OF REPORTING PERSON

             IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!









                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 5 of 10 pages


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS*

          SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (5)  SOLE VOTING POWER

SHARES
SHARES                    109
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 109
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      1,221,487

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,221,596

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             29.3%

12)        TYPE OF REPORTING PERSON

             IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!







                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 6 of 10 pages


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS*

          SC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,221,716
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 229
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      1,221,487

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,221,716

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             29.3%

12)        TYPE OF REPORTING PERSON

             IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!








                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 7 of 10 pages


STATEMENT FOR SCHEDULE 13

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share, of NVE Corporation, whose executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

(a)-(c) This statement is filed by the entities and persons listed below:

        Norwest Equity Partners IV, LP
        Itasca Partners, L.L.P.
        John E. Lindahl
        George J. Still, Jr.
        John P. Whaley

Norwest Equity Partners IV, LP ("NEP IV") is a Minnesota limited partnership, of which Itasca Partners, L.L.P., a Minnesota limited liability partnership ("Itasca Partners"), is the general partner. John E. Lindahl and George J. Still, Jr. are the managing partners of Itasca Partners and John P. Whaley is the managing administrative partner of Itasca Partners. The address of NEP IV is 3600 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of common stock of NVE Corporation that are the subject of this statement were acquired as a result of the merger of Nonvolatile Electronics, Incorporated (NVE), a Minnesota corporation, with and into PREMIS Corporation, a Minnesota corporation ("Premis"), with Premis surviving under the new name NVE Corporation. As of the effective date of the merger, November 21, 2000, each share of common stock of NVE

                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 8 of 10 pages


Corporation outstanding immediately prior to the Merger, was converted into 3.5 shares of common stock of NVE Corporation.

Item 4.  Purpose of Transaction.

This Schedule 13D is filed solely to reflect a change in the beneficial ownership by the reporting persons named herein as a result of
(1) open-market sales of shares of the common stock of NVE Corporation by NEP IV and (2) a pro rata partnership distribution without consideration of 112,493 shares by NEP IV to its limited partner and holder of an interest in the general partnership interest of Itasca in NEP IV and
(3) the receipt by certain reporting persons named in this Schedule 13D of shares in a pro rata partnership distribution without consideration made by Norwest Equity Partners V, LP to its limited partners.

Item 5.  Interest in Securities of the Issuer.

(a)(i) NEP IV: As of July 28, 2003, NEP IV sold 44,000 shares in open-market transactions. On July 29, 2003, NEP IV sold an additional 5,000 shares in open market transactions and distributed, as a pro rata partnership distribution without consideration, 112,493 shares of the common stock of NVE Corporation to its sole limited partner and holder of certain general partnership interests in NEP IV. Subsequent to the distribution, NEP IV may be deemed to have beneficially owned 1,221,487 shares of Issuer's common stock. John P. Whaley is the record holder of such shares. This amount represents 29.3% of the total shares of common stock of NVE Corporation outstanding as of that date.

(ii) Itasca Partners: As of July 29, 2003, Itasca Partners may be deemed to have beneficially owned 1,221,487 shares of common stock of NVE Corporation by virtue of its position as the general partner of NEP
IV. John P. Whaley is the record holder of such shares. This amount represents 29.3% of the total shares of common stock of NVE Corporation outstanding as of that date.

(iii) John E. Lindahl: As of July 29, 2003, John E. Lindahl may be deemed to have beneficially owned 1,221,596 shares of common stock of NVE Corporation. This amount includes 1,221,487 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, the general partner of NEP IV, which shares are held of record by John P. Whaley. Mr. Lindahl disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest therein. This amount also includes 109 shares of common stock owned by him directly. On July 29, 2003, Norwest Equity Partners V, LP, a Minnesota limited partnership ("NEP V"), whose general partner is Itasca Partners V, L.L.P. ("Itasca V") distributed, as a pro rata partnership distribution without consideration, an aggregate of 108,507 shares of Issuer's common stock to its limited partners. Mr. Lindahl received 109 shares in the distribution. This amount represents 29.3% of the total shares of common stock of NVE Corporation outstanding as of that date.

                               SCHEDULE 13D

CUSIP NO.  629445206                                 Page 9 of 10 pages


(iv) George J. Still, Jr.:  As of July 29, 2003, George J. Still, Jr.
may be deemed to have beneficially owned 1,221,596 shares of common stock of NVE Corporation. This amount includes 1,221,487 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, the general partner of NEP IV, which shares are held of record by John P. Whaley. Mr.
Still disclaims beneficial ownership of such securities, except to the extent of his indirect pecuniary interest therein. This amount also includes 109 shares of common stock owned by him directly. On July 29, 2003, NEP V, whose general partner is Itasca V distributed, as a pro rata partnership distribution without consideration, an aggregate of 108,507 shares of Issuer's common stock to its limited partners. Mr.
Still received 109 shares in the distribution. This amount represents 29.3% of the total shares of common stock of NVE Corporation outstanding as of that date.

(v) John P. Whaley: As of July 29, 2003, John P. Whaley may be deemed to have beneficially owned 1,221,716 shares of common stock of NVE Corporation. This amount includes 1,221,487 shares of common stock of which Mr. Whaley is the holder of record and 229 shares of common stock owned by him directly. 109 of the 229 shares owned directly by Mr. Whaley were acquired in the July 29, 2003 distribution by NEP V, whose general partner is Itasca V, of an aggregate of 108,507 shares of Issuer's common stock. The shares were distributed, as a pro rata partnership distribution without consideration, to NEP IV's limited partners. Mr. Whaley received 109 shares in the distribution. This amount represents 29.3% of the total shares of common stock of NVE Corporation outstanding as of that date.

(b) The parties named in this Schedule 13D have the sole voting and dispositive and shared voting and dispositive power of the shares of common stock of NVE Corporation as indicated on the cover sheets attached hereto.

(c)  Not applicable.

(d) With the exception of the persons who are the holders of record of the shares of common stock of NVE Corporation listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the reporting persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 10, 2003 John P. Whaley purchased 1,221,487 shares of the common stock of NVE Corporation from Norwest Equity Partners IV pursuant to a Stock Purchase Agreement (the "Agreement") using a Non-Recourse Promissory Note (the "Note"). Pursuant to the terms of the

                               SCHEDULE 13D

CUSIP NO. 629445206                                 Page 10 of 10 pages


Agreement, the principal amount of the Note is initially $25,040,483, representing a per share price of $20.50 (the "Per Share Price"). On each date that Mr. Whaley makes a sale of any of the shares, the principal amount of the Note shall be adjusted such that Per Share Price shall be adjusted as follows: a) if the sale price of the shares is greater than the Per Share Price, then the Per Share Price shall be adjusted upward by an amount equal to the number of shares sold multiplied by the difference between the price at which they were sold and the Per Share Price, and b) if the sale price of the shares is lower than the Per Share Price, then the Per Share Price shall be adjusted downward by an amount equal to the number of shares sold multiplied by the difference between the price at which they were sold and the Per Share Price. Upon any such adjustment the principal amount of the note shall also adjust accordingly.
Pursuant to the terms of the Note, if Mr. Whaley fails to pay any of the principal amount when due, Norwest Equity Partners IV shall have the right to accelerate the Note, in which event the entire principal balance shall become immediately due and payable, and immediately collectible by Norwest Equity Partners IV. The principal amount of the
Note is secured by a pledge of the 1,221,487 shares of the common stock of NVE Corporation.

Item 7.  Material to be Filed as Exhibits.

None.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2003

                                    Norwest Equity Partners IV, LP

                                    By:  Itasca Partners, L.L.P., as
                                         general partner


                                         By  /s/ John P. Whaley
                                             John P. Whaley, as Managing
                                             Administrative Partner